Filed by Marshall & Ilsley Corporation

Pursuant to Rule 425 under the Securities

Act of 1933 and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:

Metavante Holding Company

(Commission File No. 001-15403)

The following was made available to employees of Metavante Corporation.

Forward-Looking Statements

This presentation contains certain forward-looking statements based on current expectations of management of Marshall & Ilsley Corporation (“M&I”). Those forward-looking statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the investment agreement; (2) the outcome of any legal proceedings that may be instituted against M&I and others following announcement of the investment agreement; (3) the inability to close the transactions contemplated by the investment agreement due to the failure to obtain shareholder approval or the failure to satisfy other closing conditions contemplated by the investment agreement; (4) the failure to obtain the necessary debt financing arrangements; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transactions contemplated by the investment agreement; (6) the inability to recognize the benefits of the transactions contemplated by the investment agreement; (7) the amount of the costs, fees, expenses and charges related to the transactions contemplated by the investment agreement and the actual terms of certain financings that will be obtained for such transactions; and (8) the impact of the substantial indebtedness incurred to finance the consummation of the transactions contemplated by the investment agreement; and other risks that are set forth in the “Risk Factors,” “Legal Proceedings” and “Management Discussion and Analysis of Results of Operations and Financial Condition” sections of M&I’s SEC filings. Many of the factors that will determine the outcome of the subject matter of this press release are beyond M&I’s ability to control or predict. M&I undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Proposed Transactions and Where to Find It

This communication is not a solicitation of a proxy from any security holder of M&I. In connection with the proposed transactions, a registration statement of Metavante Holding Company, which will contain a proxy statement/prospectus, and a registration statement of New M&I Corporation will be filed with the Securities and Exchange Commission (“SEC”). Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the proxy statement/prospectus and all relevant documents filed by M&I, Metavante Holding Company and New M&I Corporation with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by M&I, from M&I Investor Relations.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of M&I may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the proposed transactions. Information concerning persons who may be considered participants in the solicitation of M&I’s shareholders under the rules of the SEC is set forth in public filings filed by M&I with the SEC and will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information concerning M&I’s participants in the solicitation is contained in M&I’s Proxy Statement on Schedule 14A, filed with the SEC on March 13, 2007.

2

Metavante

GROWTH + EFFICIENCY + PROFIT = RETURN ON RELATIONSHIP

Metavante Corporation Town Hall April 4, 2007

[[Historical Video]]

President and CEO Metavante Corporation Frank Martire

Metavante Corporation to become a Public Company!

Chairman and CEO, Marshall & Ilsley Corporation Chairman, Metavante Corporation Dennis Kuester

Metavante to Become a Public Company
Metavante to split from M&I and become a separate
and publicly traded company
Warburg Pincus, a global private equity firm, plans to
acquire a 25% ownership in Metavante from M&I
Corporation
M&I shareholders will own 75% of Metavante shares
via a tax-free spin-off of M&I
At closing, Metavante will be a public company!

Why Go Public?
Metavante focus on growth strategies in financial
technology industry
–
M&I pursue banking growth strategies
–
Access to capital markets as separate, publicly traded
companies
Value to Metavante for M&I shareholders
M&I shareholders to get shares in both companies
Timing based on business strength and success

Employee Advantages of a Public
Company
Metavante business success equates to long term
career opportunities
Product and strategic investments provide new
experiences, variety, and challenging roles
Business growth requires an investment in training
and development of our people
Employee success directly tied to increased
shareholder value
Competitive advantage to attract and retain talent

Senior EVP, Corporate Development President, International Group Don Layden

Key Dates and Timetable
Announcement, April 3, 2007
Registration filing
Public company preparation and approvals
April – Close:
–
Staff and prepare public company functions
–
Design employee pay and benefit programs
–
Regulatory and shareholder approval and IRS ruling
Anticipated closing in fourth quarter 2007
2008 inaugural full year as public company

Path to Today’s Announcement
Metavante evaluated a number of alternative
transactions within the last few years
Ongoing and focused effort of the M&I Acquisition
Sub-Committee
To date, we have finalized a number of M&I and
Metavante transaction agreements for separation

M&I and Metavante Split Pre-separation Post-separation M&I shareholders M&I M&I Bank Metavante 100% M&I shareholders Warburg Pincus New M&I M&I Bank 100% Metavante 75% 25%

Metavante Valuation $1,750 $1,875 $625 Implied Equity Value $2,500 $4,250 Value $M Enterprise Value Pro-forma Debt

Transaction Details
Warburg Pincus will pay $625 million for
ownership in Metavante (implied equity value of
$2,500 million)
Warburg Pincus equity equals 25% ownership
Metavante
M&I shareholders will own 75% of Metavante
shares ($1,875 million)
Metavante dividends $1,040 million to M&I and
repays $1.0 billion existing debt
Shareholders receive one share M&I and one share
Metavante for every three shares of M&I

Warburg Pincus
Leading private equity investor since 1971
$15 billion in assets under management
Experienced partner seeking to build durable
companies with sustainable value
What role will Warburg Pincus have in strategy, daily
operations, and key decisions?

Metavante Management
Executive and senior management team
–
Team stays in tact
–
No organizational changes due to announcement
Metavante public company board of directors
–
Dennis Kuester
–
Frank Martire
–
Mike Hayford
–
5 Independent Directors including Ted Kellner,
M&I Board of Directors
–
3 Warburg Pincus Directors including David
Coulter and Jim Neary

Confidentiality
Do not disclose any information that is not part of
the public record
Public record includes press releases, published
company information
Key is to repeat statements that are of current
public record

Metavante Statements
Forward-Looking Statements
This presentation contains certain forward-looking statements based on current M&I management expectations. Those forward-
looking statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the investment agreement; (2) the outcome of any legal proceedings that may be instituted against M&I and others following announcement of the investment agreement; (3) the inability to close the transactions contemplated by the investment agreement due to the failure to obtain shareholder approval or the failure to satisfy other closing conditions contemplated by the investment agreement; (4) the failure to obtain the necessary debt financing arrangements; (5)
risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transactions contemplated by the investment agreement; (6) the inability to recognize the benefits of the transactions contemplated by the investment agreement; (7) the amount of the costs, fees, expenses and charges related to the transactions contemplated by the investment agreement and the actual terms of certain financings that will be obtained for such transactions;
and (8) the impact of the substantial indebtedness incurred to finance the consummation of the transactions contemplated by the investment agreement; and other risks that are set forth in the "Risk Factors," "Legal Proceedings" and "Management Discussion
and Analysis of Results of Operations and Financial Condition" sections of M&I's SEC filings. Many of the factors that will determine the outcome of the subject matter of this press release are beyond M&I's ability to control or predict. M&I undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information About the Proposed Transactions and Where to Find It
This communication is not a solicitation of a proxy from any security holder of M&I. In connection with the proposed transactions, a registration statement of Metavante Holding Company, which will contain a proxy statement/prospectus, will be filed with the
Securities and Exchange Commission (“SEC”). Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information.
Investors will be able to get the proxy statement/prospectus and all relevant documents filed by M&I or Metavante Holding
Company with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by M&I, from M&I
Investor Relations.
Participants in the Solicitation
The directors, executive officers and other members of management and employees of M&I may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the proposed transactions. Information concerning persons who may be considered participants in the solicitation of M&I’s shareholders under the rules of the SEC is set forth in public filings filed by M&I with the SEC and will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information concerning M&I’s participants in the solicitation is contained in M&I’s Proxy Statement on Schedule 14A, filed with the SEC on March 13, 2007.

Mike Hayford Chief Operating Officer

Deliver as Best Company in the Industry
Focus on our clients, quality, and service delivery
Strive to achieve our 2007 business goals
Teamwork required to launch strategic initiatives
Open and honest communication
–
Clients
–
Employees

Metavante: Positioned for Success as a
Public Company
Financial strength
Unique, diversified and end-to-end products
Strong growth opportunities within Financial
Technology Industry
Solid and experienced senior management team
Acquisitions have added depth to existing employee
talent and industry expertise

$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$-
$1,015.4
$1,285.0
$1,504.2
301.6
270.4
227.4
216.0
350.2
321.4
307.2
306.3
385.9
373.8
373.5
371.0
2004
2005
2006

Metavante Financial Strength: Revenue

$180
$160
$140
$120
$100
$80
$60
$40
$20
$-
$76.8
20.2
20.3
19.0
17.3
$119.5
32.2
31.1
30.0
26.3
$160.1
44.0
41.2
40.4
34.5
2004
2005
2006

Metavante Financial Strength: Net Income

Banking and Trust Solutions

Image Solutions

Commercial Treasury

Risk and Compliance

EFT Solutions

Payment Network

ePayment Solutions

Healthcare Payment

Metavante Solutions Consulting - Business Process Outsourcing Education - Integration - Conversions

Metavante Total Compensation Philosophy Comprehensive and competitive within our markets New benefit information available post close

Metavante Total Compensation Philosophy
Comprehensive and competitive within our markets
New benefit information available post close
Between today and December 31, 2007, there will be
no changes to payroll and benefits

Metavante Total Compensation Philosophy
Comprehensive and competitive within our markets
New benefit information available post close
Between today and December 31, 2007, there will be
no changes to payroll and benefits
Health and Dental Insurance
Flexible Spending Accounts
Wellness Programs
Retiree Health Insurance
Retirement Programs
Employee Stock Purchase Plan
Life Insurance
Vacation
Tuition Reimbursement
Employee Training
Market-Based Pay
Reward & Recognition

Managing Director, Warburg Pincus Jim Neary

Communication Timeline
April 3 (CDT)
–
Press release, approximately 3:20 p.m.
–
Announcement to all employees by Frank Martire
–
Relationship Managers’ Meeting, 3:30 p.m.
–
Client Communication
–
Managers’ Meeting, 5 p.m.
April 4 (CDT)
–
inSite article, FAQs, and Webcast link, 10:30 a.m.
–
Financial analyst call, 10:30 a.m.
Business as usual:  Focus on our clients

Questions?
ENews: Becoming a public company
Benefits Service Center: Benefit questions on
existing MCorp benefits and programs
inSite: New business updates and current policies
Manager: Updates on your division, team, and job

President and CEO Frank Martire

What the Future Holds Clients Employees Community Shareholders

GROWTH + EFFICIENCY + PROFIT = RETURN ON RELATIONSHIP